Contact

www.linkedin.com/in/alecmarshall (LinkedIn)
bit.ly/alec_portfolio2021 (Portfolio)

Top Skills

Web Development
Technical Support
Nonprofit Board Development

Certifications

Apple Brand Certification
Apple User Experience Design
Subject Matter Expert, Social Media

Publications

What Would Apple Marketers Do to Save Blackberry?
Future of Television

Patents

SHARING AND PLAYBACK OF MEDIA ITEMS USING TAGGING AND SOCIAL NETWORK SERVICES

Alec Marshall

I create brand value through design, careful narrative, and strategic marketing leadership. Former Apple, Roku, Adobe, Livongo.

Half Moon Bay, California, United States

Summary

* Strategy, creative, and media-focused marketing, design, and product development
* Social and advanced digital marketing with focuses on user generated content and online media
* Technical skills in web, application, mobile, and hardware product development
* Industry experience in consumer electronics, audio, video, sports and film
* Thought leadership and speaking engagements

Experience

Silicon Drive

Fractional Marketing Leader & Creative Director
February 2016 - Present (9 years)
Greater Los Angeles Area

As co-founder of Silicon Drive, I designed it to be a high performance integrated marketing and creative services team. Recognizing that creating business strategy, executing marketing tactics, and developing effective creative materials are difficult for growing brands, Silicon Drive acts as an addition to existing teams, filling in holes or scaling as large as is needed. We have helped over 50 companies scale their goals, driven revenues from $0 to $250MM and implemented product and marketing strategies to close Seed through Series C investments.

The power of of our team comes from years of corporate and startup experience leading top-end strategy accompanied by a scrappy execution team of content producers, designers, and social geniuses. Our clients need actionable ideas, yesterday. Currently we represent emerging brands, startups, and entertainers in diverse locations, industries and business models.

Here are just some of the roles I've played under Silicon Drive engagements:

MotoAmerica - Head of Marketing & Content

Bob Weir/Dead & Company - Brand Expansion, Social & Digital Media

Tap - http://tapwithus.com - Strategic Advisor, Product & Marketing

The League - http://theleague.com - Strategic Advisor, Product & Marketing

Wheelwell - https://wheelwell.com - Strategic Advisor, Product & Marketing

Red Elixir - http://redelixir.com - - Strategic Advisor, Product & Marketing

Sudden Coffee - https://www.suddencoffee.com - Strategic Advisor, Product & Marketing

Lottery Now

Chief Marketing Officer (Fractional)

October 2021 - Present (3 years 4 months)

San Francisco Bay Area

Lead brand, creative strategy, growth marketing, and product marketing for a courier app company spearheading technological innovation for US Lotteries, moving the company from niche adoption to mass market awareness. Our Web-based application allows users to order Lottery tickets from state Lotteries in 10 (soon to be 11) US states through a progressive mobile and desktop interface. Our Web-based application allows users to order Lottery tickets from state Lotteries in 10 (soon to be 11) US states through a progressive mobile and desktop interface. I led a team to re-design the app and all brand communications to emphasize its simple, entertaining, and quick interface elements, opening new customer profiles to previously limited Lottery demographics.

2023 Web Award Winner for Best Entertainment Site

Tap Systems Inc. (#TapWithUs)

Board Member

July 2019 - Present (5 years 7 months)

Los Angeles, California

TAP is one of the most innovative endeavors to present itself to the wearable, augmented reality and virtual reality markets, allowing users to input text, data, and control into a multitude of device applications. TAP created an innovative alphabet interface to enable much quicker text input combined with mouse-like control to enable next-generation interface in 1ft, 3ft and 10ft user interface models. Previously engaged to help define the user experience, marketing direction, and brand and narrative voices, I now serve on the board with strategic input on market directions, partnership and licensing opportunities, and global business opportunities.

HALF MOON BAY HIGH SCHOOL BOOSTERS ATHLETICS

Board Member

September 2024 - Present (5 months)

Livongo

Vice President, Brand and Creative

April 2019 - June 2021 (2 years 3 months)

San Francisco Bay Area

Led a team of talented creators and marketing professionals to develop, enhance, and extend the brand and narrative of an innovative healthcare technology company through its record-breaking IPO to its record-breaking $18.5B acquisition by Teladoc Health. Led the evolution of the Teladoc Health brand narrative to include chronic care and consumer-driven health following the merger of the two companies.

• transformed the brand voice from traditional healthcare to consumer in just two months to extend the impact of the company's IPO, the 3rd largest public offering in healthcare ever, showcasing the brand release with a Times Square takeover that Christina Farr of CNBC called 'faultless'

• established new communication pillars and art directions to build greater relevance for a rapidly growing set of company audiences in B2B, institutional healthcare, B2C and corporate benefits spaces using video/TV advertising, print and tradeshow, digital and direct media placements

• created an internal service bureau model to replace extensive agency usage, saving significant expenditures while developing internal resources in the creative space - a 4X ROI proposition that resulted in a team delivering over 300 design projects per quarter

• completed a year-long brand analysis including member, client, and provider research, expansive internal stakeholder interviews and re-branded the company using the resulting tone, voice, design and brand understandings just prior to Livongo being acquired for $18.5 billion, one year following its IPO

• absorbed the corporate digital team and instituted new design, analytics and experience enhancements that resulted in a 30% increase in user traffic PER QUARTER

MotoAmerica

Head of Content and Marketing
June 2017 - January 2019 (1 year 8 months)

Greater Los Angeles Area

Creating the event profile, developing a content team, shaping the promotional strategy and supporting the growth of an emerging media strategy led to unprecedented sports marketing growth while maintaining the engagement of the core audience. MotoAmerica saw over 200% audience growth, 100% viewership growth, and significant attendance growth under my leadership, all while maintaining engagement that averages more than 50X (yes, 5,000%) the average engagement of a sports team.

Vidiam
Co-Founder & CEO
June 2011 - March 2016 (4 years 10 months)

Los Angeles, CA

Conceived, designed and developed a self-serve brand activation platform designed for musical artists, producers and influencers to optimize media distribution and brand development. Entering into an exploding electronic dance music (EDM) market in 2012, Vidiam took advantage of close industry relationships, a natively digital audience, and extreme growth curves to launch a new sort of media player that quickly gained artist traction leading to a social footprint over 20MM.

Peel
Vice President of Marketing
July 2010 - August 2011 (1 year 2 months)

Created and executed branding, communications and marketing strategies, including creating top-level messaging, launch and go-to-market plans, and press, partner and consumer relations for a consumer electronics and mobile start-up changing the landscape of television interfaces. Directed world-class designer Yves Behar and director Adam Lisagor in the creation of an award-winning television campaign, "Peel, There's Something More". Led a viral social campaign "Your Remote Sucks" kicking off at SXSW that led to press pickup in The New York Times, Washington Post, and Wall Street Journal. Partially acquired by Alibaba in 2014 following a pivot I led toward a socially driven TV user experience.

Roku
Director of Marketing (Brand and Partnership)
December 2009 - August 2010 (9 months)

Directed brand strategy, go-to-market, launch, engagement, and demand generation activities for leading sports, music, film, news and entertainment content partners as they expanded into online and streamed media for internet-connected television. Partners include Major League Baseball (MLB), Turner Entertainment and the National Basketball Association (NBA), Ultimate Fighting Championships (UFC), Netflix, Amazon Video On Demand, Pandora, and more.

Avid, Pro Tools, M-Audio

Director of Consumer & Education Marketing

February 2009 - February 2010 (1 year 1 month)

San Francisco Bay Area

Directed, planned, executed and owned global consumer and education marketing strategies for 5 brands (Avid, Pro Tools, Pinnacle, Sibelius, and M-Audio). Using a strong knowledge of products in audio and video creative industries, created end-to-end solutions that answer customer needs in each segment and developed campaign, positioning, and branding strategies to deliver those solutions to market. Led a team of 164 global direct and indirect reports to bring products to market in big-box, major retailer, online, and direct to consumer verticals.

Adobe Systems

Sr. Manager, Photoshop.com

March 2008 - March 2009 (1 year 1 month)

Pioneered the launch and growth of Photoshop.com, Adobe's groundbreaking consumer SaaS platform for photo sharing and editing, as well as Adobe's first mobile editing tool, Photoshop Express. Spearheaded creative direction, social media, and content marketing strategies for membership-based web, mobile, and desktop applications, focused on user-generated photo content. Crafted an innovative platform strategy with early adoption of social tagging and metadata, along with micro-payment integration for third-party apps. Defined and executed a business model and SDK to enable seamless third-party content integration within Adobe's hybrid desktop and online software ecosystem.

Apple

5 years 8 months

Group Manager, Education Digital and Brand Marketing

February 2005 - April 2008 (3 years 3 months)

Cupertino, California, United States

Directed global interactive strategy and creative development for Apple's Education division, leading innovative content and structural strategies across web applications and social platforms. Spearheaded Apple's first social and content marketing initiatives, integrating them into the corporate web strategy and establishing partnerships, including a collaboration with Facebook that resulted in one of the fastest-growing groups on the platform. Developed a pioneering social CRM integration, enabling rapid, 30-minute response times for the sales team to engage with social inquiries, and introduced a new ROI model driven by user-generated content and engagement strategies. Oversaw seamless daily operations and site implementation to ensure cohesive execution of Apple's educational outreach.

- Certified in Apple Brand Design Guidelines
- 10 US & international direct reports in UK & Australia
- Responsible for Apple marketing site, as well as two major communities, 4 private communities, and 3 social networks
- Consulted company-wide as a Web application strategy and social marketing subject matter expert, installing initiatives for Worldwide Training, Apple Retail, Developer Relations, and Worldwide Sales Operations

Lead Design Producer, Connected Applications

September 2002 - March 2005 (2 years 7 months)

Cupertino, California, United States

Managed creative, engineering & production resources producing content marketing tools and application designs including the launch of the iTunes Store, several in-line product redesigns of .Mac/MobileMe (iCloud) & significant membership growth and global expansion.

- Led domestic & international creative teams and front-end developers through the launch of the iTunes Store, .Mac & MobileMe, and other internet-connected applications (iPhoto, iMovie, Mail, and more) while coordinating with web service & software engineers
- Certified in Apple User Interface Design
- Designed an advanced CRM system to allow for content and application feature updates driven from marketing-controlled digital consoles
- Managed .Mac growth from 350K to 1M+ registered users
- Supported one Apple.com redesign, 2 .Mac (MobileMe) application redesigns & globalization of both iTunes and MobileMe application services

Glass Baron

Marketing Director

February 2001 - November 2002 (1 year 10 months)

Directed marketing and corporate communications for global manufacturer with $30M annual sales, owning marketing com- munications and directions, including supervision of internal and external designers, web developers, photographers & marketing assistants.

Education

University of Virginia

BA, Sociology/Economics

Old Dominion University - College of Business and Public Administration

Mass Communications (Independent MBA Track)